UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Portola Pharmaceuticals, Inc.
 (Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

737010108
(CUSIP Number)


December 31, 2013

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.  737010108
13G/A
Page 2 of 5 Pages


1.

NAME OF REPORTING PERSON

Brookside Capital Partners Fund, L.P.



2.
                                               (a)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (b)

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

	400,000 Shares


6.

SHARED VOTING POWER
	0


7.

SOLE DISPOSITIVE POWER

	400,000 Shares


8.

SHARED DISPOSITIVE POWER
	0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	400,000 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.007%
12.

TYPE OF REPORTING PERSON
PN



Item 1(a).	Name of Issuer
       The name of the issuer to which this filing on Schedule 13G/A relates is Portola Pharmaceuticals, Inc. (the Company).
Item 1(b).	Address of Issuers Principal Executive Offices
       The principal executive offices of the Company are located at 270
E. Grand Avenue, Suite 22, San Francisco, CA 94080.
Item 2(a).	Name of Person Filing
	This Statement is being filed on behalf of Brookside Capital
Partners Fund, L.P., a Delaware limited partnership (Partners Fund), whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership (Brookside Investors), whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company (Brookside Management).
Item 2(b).	Address of Principal Business Office or, if none, Residence
       The principal business address of each of Partners Fund, Brookside Investors, and Brookside Management is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.
Item 2(c).	Citizenship
       Each of the Partners Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities
       The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, $0.001 Par Value Per
Share (Common Stock).
Item 2(e).	CUSIP Number
       The CUSIP number of the Companys Common Stock is 737010108.
Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [  ]  Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [  ]  An investment adviser in accordance with 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3).
(j) [  ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

  	[x]  If this statement is filed pursuant to 240.13d-1(c),
check this box.
Item 4.	Ownership
Item 4(a).  Amount beneficially owned
       As of the close of business on December 31, 2013, the Partners
 Fund beneficially owned 400,000 shares of the Common Stock of the Company.
Item 4(b).  Percent of Class
       As of the close of business on December 31, 2013, the Partners
 Fund was the beneficial owner of 1.007% of the Common Stock of the Company. The percentage of Common Stock reported owned by the Partners Fund is based upon 39,709,658 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 2013, based on representations made in the Companys Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.
Item 4(c).  Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:	400,000 Shares

       (ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the
disposition of:	400,000 Shares

       (iv) shared power to dispose or to direct the
       	disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
       Not Applicable.
Item 7.	Identification and Classification of the Subsidiary which
Acquired the Security Being Reported on by the Parent Holding Company:
       Not Applicable.
Item 8.	Identification and Classification of Members of the Group
       Not Applicable.
Item 9.	Notice of Dissolution of Group
       Not Applicable.
Item 10.	Certification
       By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Dated:  February 12, 2014
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                    By: Brookside Capital Investors, L.P.,
                    its general partner

                    By: Brookside Capital Management, LLC,
                    its general partner


                        By:  /s/ William E. Pappendick IV
                        Name: William E. Pappendick IV
                        Title: Managing Director